UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 15
CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-33704
Hicks Acquisition Company I, Inc.

(Exact name of registrant as specified in its charter)
100 Crescent Court, Suite 1200
Dallas, TX 75201
(214) 615-2222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.0001 Par Value
Public Warrants to Purchase from Registrant One Share of Registrant’s Common Stock at an Exercise Price $7.50
Units Consisting of One Share of Registrant’s Common Stock and One Public Warrant

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place and X in the box(es) to designate the appropriate rules provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
Common Stock — 1
Public Warrants — 0
Units — 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Issuer has caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: October 2, 2009	By:	/s/ James M. Piccone
James M. Piccone
President

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